Exhibit 11

Statement Regarding Computation of Per Share Earnings

The following table is the reconciliation of basic and diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 (dollars in thousands except per share amounts):

	2008		2007		2006
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$12,850	$12,850	$17,742	$17,742	$20,812	$20,812

Weighted average shares outstanding	57,607,498	57,607,498	59,133,252	59,133,252	60,369,558	60,369,558
Effect of dilutive securities	—	243,908	—	531,095	—	703,933
Adjusted weighted average shares outstanding	57,607,498	57,851,406	59,133,252	59,664,347	60,369,558	61,073,491

Earning per share	$0.22	$0.22	$0.30	$0.30	$0.34	$0.34